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TABLE OF CONTENTS Prospectus Supplement

Filed pursuant to rule 424(b)(5)
Registration No. 333-10762

Prospectus Supplement to Prospectus dated November 30, 2000.

$150,000,000

Vodafone Group Plc

4.161% Notes due 2007

        Interest on the 4.161% notes due 2007 is payable semi-annually on May 30 and November 30 of each year, beginning on May 30, 2003. The notes will mature on November 30, 2007. The notes will be unsecured and will rank equally with all other unsecured, unsubordinated obligations of Vodafone Group Plc from time to time outstanding.

        We may redeem some or all of the notes at any time and from time to time at the redemption price determined in the manner described in this prospectus supplement. We may also redeem the notes at any time at 100% of the principal amount upon the occurrence of certain tax events described in this prospectus supplement and the attached prospectus.

        Application will be made to list the notes on the New York Stock Exchange. We expect that the notes will be eligible for trading on the New York Stock Exchange within 30 days after delivery of the notes.

        See "Risk Factors" beginning on page 3 of the attached prospectus and on page 29 of our Annual Report on Form 20-F for the fiscal year ended March 31, 2002, which is incorporated by reference in this prospectus supplement, to read about factors you should consider before investing in the notes.

        Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the attached prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Initial price to public	100.0%	$150,000,000
Placement agents' commission	0.3%	$450,000
Proceeds, before expenses, to Vodafone	99.7%	$149,550,000

        The offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from November 20, 2002 and must be paid by the purchaser if the notes are delivered after November 20, 2002. The placement agents expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company, referred to herein as DTC, against payment in New York, New York on or about November 20, 2002. The clearing and settlement system we will use is the book-entry system operated by DTC.

Banc of America Securities LLC	JPMorgan

Fleet Securities, Inc.
HSBC
Wachovia Securities

Prospectus Supplement dated November 15, 2002.

        Unless otherwise stated in this prospectus supplement or the attached prospectus or unless the context otherwise requires, references in this prospectus supplement or the attached prospectus to "Vodafone", "we", "our", "ours" and "us" are to Vodafone Group Plc.

INCORPORATION OF INFORMATION FILED WITH THE SEC

        The U.S. Securities and Exchange Commission, referred to herein as the SEC, allows us to incorporate by reference into this prospectus supplement and the attached prospectus the information filed with them, which means that:

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  incorporated documents are considered part of this prospectus supplement and the attached prospectus;

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  we can disclose important information to you by referring to those documents; and

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  information filed with the SEC in the future will automatically update and supersede this prospectus supplement and the attached prospectus.

        The information that we incorporate by reference is an important part of this prospectus supplement and the attached prospectus.

        We incorporate in this prospectus supplement and the attached prospectus by reference the documents described in "Where You Can Find More Information" in the attached prospectus which we filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended, referred to herein as the Exchange Act, except to the extent amended or superseded by subsequent filings. We also incorporate by reference any future filings that we make with the SEC under Sections 13(a), 13(c) or 15(d) of the Exchange Act after the date of this prospectus supplement but before the end of the notes offering and that, in the case of any future filings on Form 6-K, are identified in such filing as being incorporated into this prospectus supplement or the attached prospectus.

        The documents incorporated by reference in this prospectus supplement and the attached prospectus and, in particular, those set forth below contain important information about Vodafone and its financial condition.

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  Vodafone's Annual Report on Form 20-F for the year ended March 31, 2002, and

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  Vodafone's Form 6-K, dated November 12, 2002, which contains:

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  an extract from the Vodafone interim results announcement dated November 12, 2002 containing unaudited consolidated interim financial information for Vodafone as of and for the six month periods ended September 30, 2002 and 2001;

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  a table showing Capitalization and Indebtedness of Vodafone as of September 30, 2002;

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  a table showing the Ratio of Earnings to Fixed Charges and to Fixed Charges and Preference Share Dividends; and

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  recent legal proceedings.

        You should read "Where You Can Find More Information" in the attached prospectus for information on how to obtain the documents incorporated by reference or other information relating to Vodafone.

GENERAL INFORMATION

        No person has been authorized to provide you with information that is different from what is contained in, or incorporated by reference into, this prospectus supplement and the attached prospectus, and, if given or made, such information must not be relied upon as having been authorized. This prospectus supplement and the attached prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the notes to which it relates or an offer to sell or the solicitation of an offer to buy such notes by any person in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement and the attached prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus supplement or that the information contained in this prospectus supplement and the attached prospectus is correct as of any time subsequent to its date.

        The distribution of this prospectus supplement and the attached prospectus and the offering and sale of the notes in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the attached prospectus come are required by us and the placement agents to inform themselves about and to observe any such restrictions.

        We have authorized the placement agents to deliver a copy of this prospectus supplement and the attached prospectus relating to the notes offered by this prospectus supplement to purchasers of pass-through certificates of the Core Investment Grade Bond Trust I, referred to herein as the trust. This prospectus supplement and the attached prospectus relate to only us and the notes and do not relate to the trust or the pass-through trust certificates. You should only rely on this prospectus supplement and the attached prospectus for a description of us and the notes.

SPECIAL NOTE

        We have not been involved in the creation of the trust or the preparation of the registration statement and related prospectus relating to the offering and sale of the trust's pass-through certificates and make no representation regarding the information contained therein. We have not been involved in the preparation of the registration statement or the related prospectus relating to any other issuer that may deposit securities in the trust and make no representation regarding the information contained therein. We are not partners or joint venturers or in any similar relationship with the trust or any of the other issuers whose securities may be deposited in the trust nor do we own any interest in the trust. Accordingly, we are not assuming any responsibility for or any liability or obligations with respect to the trust or the pass-through certificates, including but not limited to the trust's obligations to make payments to the holders of pass-through certificates, the securities of any other issuer that may be deposited into the trust or the registration statements and prospectuses relating to the pass-through certificates or any such securities, and any statement or representation to the contrary should be disregarded. Our responsibilities, liabilities and obligations are limited solely to the information contained or specifically incorporated by reference in this prospectus supplement and our attached prospectus and to our obligations under the notes and the indenture.

DESCRIPTION OF NOTES

        This section contains a brief description of the terms of the notes. For additional information about the notes and their terms, please see "Description of Debt Securities We May Offer" in the attached prospectus.

Notes	$150,000,000 principal amount of 4.161% Notes due 2007.
Maturity	We will pay the notes at 100% of their principal amount plus accrued interest on November 30, 2007.
Issue price	100%
Ranking
The notes will rank equally with all present and future unsecured and unsubordinated indebtedness of Vodafone. Because we are a holding company, the notes will effectively rank junior to any indebtedness or other liabilities of our subsidiaries.
Interest payment dates	Semi-annually on May 30 and November 30.
First interest payment date	May 30, 2003.
Regular record dates for interest	Every May 15 and November 15.
Payment of additional amounts
We intend to make all payments on the notes without deducting United Kingdom (U.K.) withholding taxes. If any deduction is required on payments to non-U.K. investors, we will pay additional amounts on those payments to the extent described under "Description of Debt Securities We May Offer—Payment of Additional Amounts" in the attached prospectus.
Optional make-whole redemption
We have the right to redeem the notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of the notes plus accrued interest to the date of redemption and (2) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on the notes (excluding any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, plus 20 basis points. Adjusted treasury rate means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date. Comparable treasury issue means the U.S. Treasury security selected by the quotation agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining terms of such notes. Comparable treasury price means, with respect to any redemption date, the average of the reference treasury dealer quotations for such redemption date. Quotation agent means the reference treasury dealer appointed by the trustee after consultation with us. Reference treasury dealer means any primary U.S. government securities dealer in New York City selected by the trustee after consultation with us. Reference treasury dealer quotations means with respect to each reference treasury dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the comparable treasury issue (expressed as a percentage of its principal amount) quoted in writing to the trustee by such reference treasury dealer at 5:00 p.m. Eastern Standard Time on the third business day preceding such redemption date.

Optional tax redemption
We may redeem the notes before they mature if we are obligated to pay additional amounts due to changes on or after the date of this prospectus supplement in U.K. withholding tax requirements, a merger or consolidation with another entity or a sale or lease of substantially all our assets and other limited circumstances described under "Description of Debt Securities We May Offer—Payment of Additional Amounts" in the attached prospectus. In that event, we may redeem the outstanding notes in whole but not in part at any time, at a price equal to 100% of their principal amount plus accrued interest to the date fixed for redemption.
Sinking fund	There is no sinking fund.
Book-entry issuance, settlement and clearance
We will issue the notes in fully registered form in denominations of $1,000 and integral multiples of $1,000. The notes will be represented by one or more global securities registered in the name of a nominee of DTC. You will hold beneficial interests in the notes through DTC and DTC and its direct and indirect participants will record your beneficial interest on their books. We will not issue certificated notes except in limited circumstances that we explain under "Legal Ownership—Global Securities—Special Situations in Which a Global Security Will be Terminated" in the attached prospectus. Settlement of the notes will occur through DTC in same day funds. For information on DTC's book-entry system, see "Clearance and Settlement—The Clearance Systems—DTC" in the attached prospectus.
Restrictive covenants
The indenture relating to the notes does not contain any covenants restricting our ability to make payments, incur indebtedness, dispose of assets, enter into sale and leaseback transactions, pledge our assets to secure borrowings, issue and sell capital stock, enter into transactions with affiliates, create or incur liens on our property or engage in business other than our present business.
Defeasance
The notes will be subject to the defeasance and covenant defeasance provisions in the indenture described under "Description of Debt Securities We May Offer—Defeasance and Discharge" in the attached prospectus.

Listing
We will file an application to list the notes on the New York Stock Exchange. We expect that the notes will be eligible for trading on the New York Stock Exchange within 30 days after delivery of the notes.
Use of proceeds	We intend to use the proceeds from the sale of the notes for general corporate purposes.
Risk factors
You should carefully consider all of the information in this prospectus supplement and the attached prospectus, which includes information incorporated by reference. In particular, you should evaluate the specific factors under "Risk Factors" beginning on page 3 of the prospectus and on page 29 of our Annual Report on Form 20-F for the fiscal year ended March 31, 2002, which is incorporated by reference in this prospectus supplement, for risks involved with an investment in the notes.
Trustee and principal paying agent	Citibank, N.A.
Timing and delivery	We currently expect delivery of the notes to occur on or about November 20, 2002.

USE OF PROCEEDS

        We estimate that the net proceeds (after deduction of placement agent commissions and estimated offering expenses) from the sale of the notes will be $149,300,000. We intend to use the proceeds from the sale of the notes for general corporate purposes.

TAXATION

        This section supplements the discussion under "Certain U.S. Federal and U.K. Tax Considerations—U.S. Federal Income Taxation—Debt Securities" in the attached prospectus relating to the notes. This section and the discussion under "Certain U.S. Federal and U.K. Tax Considerations" in the attached prospectus relating to the notes only apply to those persons described in that discussion who directly own notes and do not beneficially own notes through the trust.

        The U.S. Federal income tax consequences of directly owning a note are generally described under "Certain U.S. Federal and U.K. Tax Considerations—U.S. Federal Income Taxation—Debt Securities" in the attached prospectus relating to the notes, except that (1) capital gain of a non-corporate U.S. holder will be taxed at 18%, if a note is held for more than five years, (2) the "backup withholding" rate has been reduced to 30% for payments made in 2002 and 2003, 29% for payments made in 2004 and 2005 and 28% for payments made in 2006 and thereafter, and (3) the finalized treasury regulations described in the attached prospectus relating to the notes are effective.

        The U.K. income tax consequences of directly owning a note are generally described under "Certain U.S. Federal and U.K. Tax Considerations—U.S. Federal Income Taxation—Debt Securities" in the attached prospectus, subject to the comments set out below. The comments below are of a general nature based on U.K. law and practice. They do not necessarily apply where the income is deemed for tax purposes to be the income of any other person. Any holders of notes who are in doubt as to their own tax position should consult their professional advisor.

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  So long as the notes continue to be listed on a recognized stock exchange within the meaning of section 841 Income and Corporation Taxes Act 1988, the notes will qualify for the "Quoted Eurobond" exemption and payments of interest may be made without withholding or deduction for or on account of U.K. income tax (including withholding by paying and collecting agents). The exemption from withholding or deduction for or on account of U.K. income tax applies so long as the notes qualify for the "Quoted Eurobond" exemption.

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  Persons in the United Kingdom paying interest to or receiving interest on behalf of another person may be required to provide certain information to the United Kingdom Inland Revenue regarding the identity of the payee or the person entitled to the interest and, in certain circumstances, such information may be exchanged with tax authorities in other countries.

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  Holders of the notes should note that the provisions relating to additional amounts described under "Description of Debt Securities We May Offer—Payment of Additional Amounts" in the attached prospectus would not apply if the Inland Revenue sought to assess directly the person entitled to the relevant interest to U.K. tax. However exemption from, or reduction of, such U.K. tax liability might be available under an appropriate double taxation treaty.

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  In relation to inheritance tax, since the notes are fully registered, if a register is maintained in the United Kingdom, there may be a liability for inheritance tax.

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  Since the publication of proposals in May 1998 by the European Commission regarding the taxation of income of non-residents, the Council of the European Union has published a revised draft directive regarding the taxation of savings income. It is proposed that, subject to a number of important conditions being met, Member States will be required to provide to the tax authorities of another Member State details of payments of interest (or other similar income)

    paid by a person within its jurisdiction to an individual resident in that other Member State, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments. The proposed directive is not yet final, and may be subject to further amendment.

        Please consult your own tax advisor concerning the consequences of owning the notes or any pass-through certificate in your own circumstances. We have not been involved in the preparation of the registration statement and related prospectus relating to the offering and sale of the trust's pass-through certificates and make no representation regarding the tax disclosure contained therein.

PLAN OF DISTRIBUTION

        We are offering these securities for sale ultimately to purchasers of pass-through certificates of Core Investment Grade Bond Trust I offered simultaneously herewith through Core Bond Products LLC, as depositor of the trust utilizing the services of Banc of America Securities LLC, J.P. Morgan Securities Inc., Fleet Securities, Inc., HSBC Securities (USA) Inc. and Wachovia Securities, Inc. as our placement agents. Each of Banc of America Securities LLC, J.P. Morgan Securities Inc., Fleet Securities, Inc., HSBC Securities (USA) Inc. and Wachovia Securities, Inc. is a statutory underwriter within the meaning of the Securities Act of 1933, as amended, which is referred to as the Securities Act. We have entered into a placement agency agreement in which the placement agents have agreed to use their reasonable efforts to solicit offers from Core Investment Grade Bond Trust I through Core Bond Products LLC, as depositor of the trust, for the purchase of the aggregate principal amount of our notes set forth opposite such placement agents' names:

Placement Agent	Principal Amount of Notes
Banc of America Securities LLC	$75,000,000
J.P. Morgan Securities Inc.	$60,000,000
Fleet Securities, Inc.	$5,000,000
HSBC Securities (USA) Inc.	$5,000,000
Wachovia Securities, Inc.	$5,000,000

Total	$150,000,000

        We will pay each placement agent a commission equal to 0.3% of the principal amount of each note to be delivered to a purchaser whose offer has been solicited by such placement agent and has been accepted by us. The placement agents are not obligated under any circumstance to purchase notes from us as principal or otherwise.

        Notes sold through the placement agents to the trust will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement.

        In the ordinary course of their respective businesses the placement agents and their affiliates have engaged and may in the future engage in various banking and financial services for and commercial transactions with us and our affiliates.

        We estimate that our total allocable expenses of this offering, excluding placement agent commissions, will be approximately $250,000.

        We have agreed to indemnify the placement agents against certain liabilities, including liabilities under the Securities Act.

        Application will be made to list the notes on the New York Stock Exchange. We expect that the notes will be eligible for trading on the New York Stock Exchange within 30 days after delivery of the notes.

        Each placement agent has agreed that, in connection with the distribution of the notes, directly or indirectly:

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  it has not offered or sold and, prior to the expiry of the period of six months from the date of the issue of the notes, will not offer or sell any such notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

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  it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the "FSMA") with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom; and

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  it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue and sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to Vodafone.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the attached prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the attached prospectus are an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the attached prospectus is current only as of the date of this prospectus supplement.

TABLE OF CONTENTS
Prospectus Supplement

Incorporation of Information Filed with the SEC
General Information
Special Note
Description of Notes
Use of Proceeds
Taxation
Plan of Distribution

Prospectus

Risk Factors	3
About This Prospectus	6
Where You Can Find More Information	6
Forward-Looking Statements	8
Vodafone	10
Ratio of Earnings to Fixed Charges and to Fixed Charges and Preference Shares Dividends	12
Use of Proceeds	12
Legal Ownership	12
Description of Debt Securities We May Offer	15
Description of Warrants	29
Description of Preference Shares We May Offer	34
Clearance and Settlement	36
Certain U.S. Federal and U.K. Tax Considerations	40
Plan of Distribution	46
Validity of Securities	46
Experts	47
Enforceability of Certain Civil Liberties	48

$150,000,000

Vodafone Group Plc

4.161% Notes due 2007

PROSPECTUS SUPPLEMENT

Banc of America Securities LLC
JPMorgan
Fleet Securities, Inc.
HSBC
Wachovia Securities

Prospectus Supplement dated November 15, 2002